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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd	Robert M. Hayward, Esq.
Mark B. Tresnowski, Esq.	Kirkland & Ellis LLP
Madison Dearborn Partners, LLC	200 E. Randolph Drive
Three First National Plaza	Chicago, Illinois 60601
Chicago, Illinois 60602	(312) 861-2000
(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 8 Pages

CUSIP No. 14055X 10 2	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 24,138,559.67 (See item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,138,559.67 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,138,559.67 (See item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.56%
14.	Type of Reporting Person (See Instructions) PN

2 of 8 Pages

CUSIP No. 14055X 10 2	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 23,604,921.89 (See item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,604,921.89 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,604,921.89 (See item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person (See Instructions) PN

3 of 8 Pages

CUSIP No. 14055X 10 2	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Special Equity III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 524,129.47 (See item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 524,129.47 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,129.47 (See item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) PN
*	Less than 1% of the outstanding shares of the class represented by the amount in row (11).

4 of 8 Pages

CUSIP No. 14055X 10 2	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Special Advisors Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,508.30 (See item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,508.30 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,508.30 (See item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (limited liability company)
*	Less than 1% of the outstanding shares of the class represented by the amount in row (11).

5 of 8 Pages

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004, Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on October 12, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on October 26, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on February 15, 2007, Amendment No. 6 to Schedule 13D filed with the Commission on September 26, 2007, and Amendment No. 7 to Schedule 13D filed with the Commission on February 14, 2008 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 8 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby deleted and replaced as follows:

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of its deemed beneficial ownership of 23,604,921.89 shares of Common Stock,

Madison Dearborn Special Equity III, L.P., a Delaware limited partnership (“MDSE”), by virtue of its deemed beneficial ownership of 524,129.47 shares of Common Stock,

Special Advisors Fund I, LLC, a Delaware limited liability company (“SAF”), by virtue of its deemed beneficial ownership of 9,508.30 shares of Common Stock and

Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF.

MDP III, MDCP, MDSE and SAF are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to Amendment No. 6 to Schedule 13D filed with the Commission on September 26, 2007, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons may be deemed to be a group for purposes of Section 13(d)-3 of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

MDCP, MDSE and SAF are private equity investment funds principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for MDCP and MDSE and the manager of SAF.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs at the end of Item 3:

Since the filing of Amendment No. 7, MDCP, MDSE and SAF acquired direct ownership of, in aggregate, 94,262.28 shares of Common Stock (as further detailed below). All of such shares were acquired pursuant to the DRIP Plan and represent the re-investment by each of MDCP, MDSE and SAF of the $0.05 per share cash dividend for the Issuer’s third quarter of fiscal 2008. Other than the reinvestment of such dividend, no consideration was paid by such entities to acquire such shares. The number of shares acquired by each of MDCP, MDSE and SAF pursuant to the DRIP Plan is set forth below:

Reporting Person	DRIP Shares Acquired
MDCP	92,178.126
MDSE	2,046.748
SAF	37.405

On December 18, 2008, MDCP and MDSE acquired 2,729,913 and 60,616 shares of Common Stock, respectively, pursuant to the settlement of the Equity-Based Swap Agreement which had been entered into with Citibank, N.A. on September 12, 2007. MDCP and MDSE acquired these shares of Common Stock, which were the underlying securities in the Equity-Based Swap Agreement, for the price set forth in the Equity-Based Swap Agreement. MDCP and MDSE paid an aggregate of $52,894,636.10 to Citibank, N.A., and the source of such funds was capital contributions from their various investors. The settlement of the Equity-Based Swap Agreement and related matters are deemed exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) thereunder.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Paragraphs 1 and 2 of Item 5 of the Statement are hereby deleted and replaced as follows:

As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 23,604,921.89 shares of Common Stock, or approximately 8.37% of the Common Stock outstanding, of which MDCP may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 524,129.47 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which MDSE may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 9,508.30 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which SAF may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III, by virtue of being the general partner of MDCP and MDSE and the manager of SAF, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of the 24,138,559.67 shares of Common Stock collectively held by MDCP, MDSE and SAF, or approximately 8.56% of the Common Stock outstanding, of which MDP III may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that has the power, acting by majority vote, to vote or dispose of the shares held directly by MDCP, MDSE and SAF. Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP, MDSE and SAF.

All of the percentages calculated in this Statement are based upon an aggregate of 281,851,510 shares of Common Stock outstanding as of November 1, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 10, 2008 for the fiscal quarter ended September 30, 2008.

7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008	MADISON DEARBORN PARTNERS III, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director

Date: December 22, 2008	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director

Date: December 22, 2008	MADISON DEARBORN SPECIAL EQUITY III, L.P.

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director

Date: December 22, 2008	SPECIAL ADVISORS FUND I, LLC

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	Manager

	By:	/s/ Mark B. Tresnowski
	Name:	Mark B. Tresnowski
	Its:	Managing Director